Exhibit 99.1

ENERGYS GROUP LIMITED

NOTICE OF EXTRAORDINARY GENERAL MEETING OF MEMBERS

TO BE HELD ON AUGUST 12, 2026 AT 4:30 PM (HONG KONG TIME)

Notice is hereby given (“Notice”) that an extraordinary general meeting of the members (the “Members”) of Energys Group Limited, a Cayman Islands exempted company (the “Company” or “Energys”), will be held at 4:30 p.m., local time, on August 12, 2026, at the office of the Company located at Flat A, 5th Floor, Leapont Centre, 18-28 Wo Liu Hang Road, Sha Tin, N.T., Hong Kong, and any adjournments thereof (the “Extraordinary Meeting”) for the following purposes:

(1)	To consider and approve a proposal, as an ordinary resolution, that the authorized share capital of the Company be increased from US$300,300 divided into 285,000,000 Class A Ordinary Shares, par value US$0.0001 each, 15,000,000 Class B Ordinary Shares, par value US$0.0001 each, and 3,000,000 preference shares (which includes 2,575,250 shares of Series A Convertible Preferred Stock), to US$500,300 divided into 4,750,000,000 Class A Ordinary Shares, par value US$0.0001 each, 250,000,000 Class B Ordinary Shares, par value US$0.0001 each, and 3,000,000 preference shares (which includes 2,575,250 shares of Series A Convertible Preferred Stock) by the creation of an additional 4,465,000,000 Class A Ordinary Shares, par value US0.0001, and an additional 235,000,000 Class B Ordinary Shares, par value US0.0001 (“Increase in Authorized Share Capital”). (Proposal No. 1)

(2)	To consider and approve a proposal, as a special resolution, subject to and entirely conditional upon the approval of the Increase in Authorized Share Capital, to amend the Second Amended and Restated Memorandum of Association of the Company whereby Clause 8 thereof shall be deleted in its entirety and replaced with the following (the “Amendment”):

“The authorized share capital of the Company is US$500,300 divided into (i) 4,750,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 250,000,000 Class B Ordinary Shares of a par value of US$0.0001 each, and (iii) 3,000,000 preference shares of a par value of US$0.0001 each (which shall include 2,575,250 shares of Series A Convertible Preferred Stock). The Company has the power, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Act and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.” (Proposal No. 2)

(3)	To consider and act upon such other business as may properly come before the Extraordinary Meeting. (Proposal No. 3)

Only Members of record holding either Ordinary Shares or Series A Preferred Shares shall be entitled to notice of and to vote at the Extraordinary Meeting. All Members are cordially invited to attend the Extraordinary Meeting in person. Regardless of your plan to attend/not attend the Extraordinary Meeting, please vote either over the Internet or by completing the enclosed proxy card and signing, dating, and returning it promptly. Sending in your proxy will not prevent you from attending and voting in person at the Extraordinary Meeting and in such event, the proxy shall be deemed to be revoked.

We have elected to furnish proxy materials to our Members on the Internet. We believe this approach will allow us to provide our Members with the appropriate information while lowering costs to the Company. Accordingly, we are sending a Notice Regarding the Availability of Proxy Materials (the “Internet Notice”) to our Members of record and beneficial owners. All Members will have the ability to access the proxy materials on a website referred to in the Internet Notice. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found on the Internet Notice.

The Company’s annual report on Form 20-F for the fiscal year ended June 30, 2025, including its complete audited financial statements, and it’s six-month financial report on Form 6-K for the six-month period ended December 31, 2025, including its complete unaudited financial statements, as filed with the United States Securities and Exchange Commission (the “SEC”), are available from the Company without charge upon written request to our Secretary at the corporate offices of the Company at Franklyn House, Daux Road, Billingshurst, West Sussex RH14 9SJ. The Company’s annual report on Form 20-F and other documents filed or submitted to the SEC are also available from the SEC’s website at www.sec.gov.

By Order of the Board of Directors

Kevin Cox, Chairman of the Board of Directors

United Kingdom

July 30, 2026

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QUESTIONS AND ANSWERS

RELATING TO THE EXTRAORDINARY MEETING

Why did I receive these materials?

Our Members as of the close of business on July 29, 2026 (EST), which we refer to as the “Record Date,” are entitled to vote at our Extraordinary General Meeting, which will be held on August 12, 2026 (“Extraordinary Meeting”). Such Members include Members holding either Class A Ordinary Shares, Class B Ordinary Shares or shares of Series A Preferred Stock. As a Member, you are invited to attend the Extraordinary Meeting and are requested to vote on the items of business described in this proxy statement. This proxy statement provides notice of the Extraordinary Meeting, describes the proposals presented for Members’ action, and includes other information about the Company. The accompanying proxy card enables Members to vote on the matters without having to attend the Extraordinary Meeting in person.

The cost of soliciting these proxies, consisting of the printing, handling, and mailing of the proxy and related material, and the actual expense incurred by brokerage houses, custodians, nominees, and fiduciaries in forwarding proxy materials to the beneficial owners of Class A Ordinary Shares, will be paid by the Company.

In order to assure that there is a quorum, it may be necessary for certain officers, directors, regular employees, and other representatives of the Company to solicit proxies by telephone, email, or in person. These persons will receive no extra compensation for their services.

Who is entitled to vote at the Extraordinary Meeting?

Only Members of record at the close of business on the Record Date are entitled to receive notice of and to participate in the Extraordinary Meeting. If you were a Member of record holding either Ordinary Shares or shares of Series A Preferred Stock on the Record Date, you would be entitled to vote all of your shares that you held on that date at the Extraordinary Meeting, or any adjournments of the Extraordinary Meeting.

How many votes do I have?

You will be entitled to one vote for each outstanding Class A Ordinary Share, fifty (50) votes for each Class B Ordinary Share and fifty (50) votes for each share of Series A Preferred Stock of the Company you own as of the Record Date. As of the Record Date, there were 44,526,538 Class A Ordinary Shares, 9,650,000 Class B Ordinary Shares, and 1,279,250 shares of Series A Preferred Stock outstanding and eligible to vote.

How many shares must be present or represented to conduct business at the Extraordinary Meeting?

The presence, in person or by proxy, of the holders of one-third in nominal value of the total issued voting shares in the Company is necessary to constitute a quorum at the Extraordinary Meeting. Based on the number of Ordinary Shares and shares of Series A Preferred Stock outstanding as of the Record Date, the holders of at least 18,485,263 of our outstanding Ordinary and Series A Preferred Shares will be required to establish a quorum.

Proxies received but marked as abstentions, votes withheld, and broker “non-votes” will be included in the calculation of the number of votes considered present at the Extraordinary Meeting. Abstentions and broker “non-votes” are counted as present or represented for purposes of determining the presence or absence of a quorum. A broker “non-vote” occurs when a broker holding Ordinary Shares for a beneficial owner votes on one proposal but does not vote on another proposal because, in respect of such other proposal, the broker does not have discretionary voting power and has not received instructions from the beneficial owner.

How can I vote my shares in person at the Extraordinary Meeting?

Ordinary Shares or shares of Series A Preferred Stock held in your name as the Member of record may be voted by you in person at the Extraordinary Meeting. Ordinary Shares held by you beneficially in “street name” through a broker, bank, or other nominee may be voted by you in person at the Extraordinary Meeting only if you obtain a legal proxy from the broker, bank, or other nominee that holds your shares giving you the right to vote the Ordinary Shares.

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How can I vote my shares without attending the Extraordinary Meeting?

Whether you hold Ordinary Shares directly as the Member of record or beneficially in “street name” or you hold shares of Series A Preferred Stock, you may direct how your shares are voted without attending the Extraordinary Meeting. If you are a Member of record (that is if your Class A Ordinary Shares are registered directly in your name with our transfer agent or your Class B Ordinary Shares or shares of Series A Preferred Stock are registered directly in your name on the books of the Company), you must complete and properly sign and date the accompanying proxy card and return it to us and it will be voted as you direct. If you are a Member of record and attend the Extraordinary Meeting, you may deliver your completed proxy card in person. If you hold Class A Ordinary Shares beneficially in “street name,” you may vote by submitting voting instructions to your broker, bank, or other nominee.

Can I vote by telephone or electronically?

If you are a Member of record, you may vote electronically through the Internet, by following the instructions included with your proxy card. If your Class A Ordinary Shares are held in “street name,” please check your proxy card or contact your broker, bank, or other nominee concerning voting electronically and the deadline for such voting. You may not vote by telephone.

Can I change my vote after I return my proxy card?

Yes. If you are a Member of record, you may revoke or change your vote at any time before the proxy is exercised by delivering a notice of revocation to our Secretary at Franklyn House, Daux Road, Billingshurst, West Sussex RH14 9SJ, or by signing a proxy card bearing a later date, or by attending the Extraordinary Meeting and voting in person.

For Class A Ordinary Shares you hold beneficially in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, or other nominee or, if you have obtained a legal proxy from your broker, bank, or other nominee giving you the right to vote your Class A Ordinary Shares, by attending the Extraordinary Meeting and voting in person. In either case, the powers of the proxy holder will be suspended if you attend the Extraordinary Meeting in person and so request, although attendance at the Extraordinary Meeting will not by itself revoke a previously granted proxy.

Who counts the votes?

Votes will be counted by Transhare Corporation (“Transhare”), our transfer agent, who will act as master tabulator. However, no representatives of Transhare will attend the Extraordinary Meeting. Henry F. Schlueter, our United States securities counsel, will serve as the Judge of Election. As the Judge of Election, Mr. Schlueter will certify the final vote count at the Extraordinary Meeting. If you are a Member of record, your signed proxy card is returned directly to Transhare for tabulation. If you hold your Class A Ordinary Shares in “street name” through a broker, bank, or other nominee, your broker, bank, or other nominee will return one proxy card to Transhare on behalf of its clients.

What are the Board of Directors’ recommendations?

Unless you give other instructions on your proxy card, the person named as proxy holder on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board of Directors recommendation is set forth together with the descriptions of Proposal No. 1 and Proposal No. 2 in this proxy statement. In summary, the Board of Directors recommends voting FOR Proposal No. 1 and FOR Proposal No. 2.

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Mr. Michael Lau, the Company’s Executive Director and Chief Technology Officer, through his direct 100% equity ownership of Moon Shadow Global Limited, which owns 69.7% of Moonglade Investment Limited, has voting control over the 9,650,000 Class B Ordinary Shares and the 106,900 shares of Series A Preferred Stock owned of record by Moonglade Investment Limited. In addition, Mr. Lau has sole voting control over the 1,048,470 shares of Series A Preferred Stock owned of record by Mr Lau. Mr. Lau has advised the Company that he intends to vote the 9,650,000 Class B Ordinary Shares and the aggregate 1,155,370 shares of Series A Preferred Stock, representing, in the aggregate, approximately 91.4% of the total available votes as of the Record Date, in favor of Proposal No. 1 (Increase in Authorized Share Capital) and Proposal No. 2 (Amendment to the Second Amended and Restated Memorandum of Association), above. Accordingly, the Increase in Authorized Share Capital and the Amendment to the Second Amended and Restated Memorandum of Association are expected to be approved. See “Security Ownership of Certain Beneficial Owners and Management,” below.

Will Members be asked to vote on any other matters?

To the knowledge of the Company and its management, Members will vote only on the respective matters as described in this proxy statement. However, if any other matters properly come before the Extraordinary Meeting, the persons named as proxies for Members will vote on those matters in the manner they consider appropriate.

What vote is required to approve each of the items?

Proposal No. 1

The affirmative vote of a majority of votes cast by such Members as, being entitled so to do, vote in person or, in the case of any Member being a corporation, by its duly authorized representative, or by proxy is required for approval of Proposal No. 1 (being the Increase in Authorized Share Capital).

Proposal No. 2

The affirmative note of a majority of not less than two-thirds of votes cast by such Members as, being entitled so to do, vote in person or, in the case of any Member being a corporation, by its duly authorized representative, or by proxy is required for approval of Proposal No. 2 (being the Amendment to Clause 8 of the Second Amended and Restated Memorandum of Association).

A properly executed proxy marked “abstain” with respect to any matter will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote.

How are votes counted?

In the approval of both Proposal No. 1 and Proposal No. 2, Members may vote “FOR,” “AGAINST,” or “ABSTAIN.” If you elect to “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.” If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items.

If you hold Class A Ordinary Shares in “street name” through a broker, bank, or other nominee rather than directly in your own name, then your broker, bank, or other nominee is considered the Member of record, and you are considered the beneficial owner of your Class A Ordinary Shares. We have supplied copies of this proxy statement to the broker, bank, or other nominee holding your Class A Ordinary Shares of record, and they have the responsibility to send it to you. As the beneficial owner, you have the right to direct your broker, bank, or other nominee on how to vote your Class A Ordinary Shares at the Extraordinary Meeting. The broker, bank, or other nominee that is the Member of record for your Class A Ordinary Shares is obligated to provide you with a voting instruction card for you to use for this purpose. If you hold your Class A Ordinary Shares in a brokerage account but you fail to return your voting instruction card to your broker, your Class A Ordinary Shares may constitute “broker non-votes.”

Brokerage firms generally have the authority to vote customers’ un-voted shares on certain “routine” matters. No “routine matters” are being voted on at the Extraordinary Meeting. Therefore, as brokerage firms will not be voting any of their customers’ un-voted shares, these shares will not be counted for any purposes, including for purposes of establishing a quorum.

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PROPOSAL NO. 1

INCREASE IN AUTHORIZED SHARE CAPITAL

(1)	To consider and approve a proposal, as an ordinary resolution, that the authorized share capital of the Company be increased from US$300,300 divided into 285,000,000 Class A Ordinary Shares, par value US$0.0001 each, 15,000,000 Class B Ordinary Shares, par value US$0.0001 each, and 3,000,000 preference shares (which includes 2,575,250 shares of Series A Convertible Preferred Stock), to US$500,300 divided into 4,750,000,000 Class A Ordinary Shares, par value US$0.0001 each, 250,000,000 Class B Ordinary Shares, par value US$0.0001 each, and 3,000,000 preference shares (which includes 2,575,250 shares of Series A Convertible Preferred Stock) by the creation of an additional 4,465,000,000 Class A Ordinary Shares, par value US0.0001 each, and an additional 235,000,000 Class B Ordinary Shares, par value US0.0001 each (“Increase in Authorized Share Capital”).

Discussion of Proposal No. 1

The Board of Directors has unanimously adopted a resolution to substantially increase the authorized share capital of the Company and is seeking Member approval of the increase. The Board of Directors considers the Increase in Authorized Share Capital to be in the best interest of the Company and its Members for the reasons and purposes set forth below.

Increased Flexibility.

The Board believes that maintaining an adequate number of authorized but unissued shares enhances the Company’s ability to act promptly when opportunities arise. Without a sufficient number of authorized shares available, the Company could be required to seek additional shareholder approval before issuing shares in circumstances where timing is critical, which could delay or prevent the Company from pursuing transactions or financing opportunities that the Board believes are in the best interests of the Company and its Members. Obtaining Member approval for each potential issuance could also involve significant additional expense and administrative burden.

The Company does not currently have any definitive agreements, commitments, or understandings regarding the issuance of the additional authorized shares. The Board is seeking approval of this proposal to preserve financial and strategic flexibility rather than in connection with any specific contemplated transaction.

Any future issuance of additional shares would be subject to the fiduciary duties of the Board of Directors and applicable legal and regulatory requirements. The Board will evaluate any potential issuance based on the facts and circumstances existing at that time, including the Company’s capital requirements, financial condition, strategic objectives, prevailing market conditions, and the interests of the Company’s Members.

Members should recognize that the issuance of additional shares may, depending on the circumstances, dilute the ownership and voting interests of existing Members, could have a dilutive effect on earnings per share or other financial metrics, and could negatively affect the market price of the Company’s Class A Ordinary Shares. Although the Board is mindful of these considerations, it believes that the benefits of providing the Company with the flexibility to access capital and pursue strategic opportunities outweigh the potential disadvantages associated with maintaining a larger number of authorized but unissued shares.

In addition, the availability of additional shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt.

The proposed increase in authorized shares will not, by itself, alter the rights of holders of the Company’s Ordinary Shares or Series A Preferred Shares. Members do not have preemptive rights to purchase or subscribe for any newly issued shares unless such rights are specifically granted. Any future issuance of shares will be made on terms and conditions determined by the Board to be in the best interests of the Company and its Members.

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Financing Operations.

The Board of Directors may find it necessary or desirable to sell additional Ordinary Shares and/or Ordinary Share-based equity securities (such as warrants or rights) either to raise capital to support our existing operations, to fund strategic initiatives, to finance acquisitions or other business combinations, to invest in research and development, to repay or refinance indebtedness, to strengthen the Company’s balance sheet, or to provide flexibility in connection with employee equity compensation plans and other incentive programs if any such plans or programs are adopted by the Company in the future. We expect that, in the near-term to mid-term future, our financing transactions may consist of ordinary course and extraordinary financing transactions, including some or all of the following types of transactions:

●	Potential public offerings of Class A Ordinary Shares and/or warrants, debt securities, rights, or units.

●	Potential private offerings of Class A Ordinary Shares and/or warrants, debt securities, rights, or units.

●	Potential sales of Class B Ordinary Shares and/or debt securities to officers and directors as a means of injecting capital into the Company or maintaining the current voting ratio.

●	Potential mergers and/or acquisitions that may involve the issuance of our Class A or Class B Ordinary Shares, and/or securities convertible or exercisable for Class A or Class B Ordinary Shares, and that may be for the purpose of expanding the Company’s geographic market or its product offerings.

Any future offerings and issuances of our securities could include securities that are convertible into, or that grant the purchaser the right to purchase, Class A or Class B Ordinary Shares, such as convertible debt, warrants, or rights offerings. Any such offerings would require that the Company reserve a sufficient number of Ordinary Shares to allow for the conversion or exercise of such convertible debt, warrants, or rights. The proposed Increase in Authorized Share Capital ensures that the Company has adequate authorized capital for such issuances.

THE BOARD OF DIRECTORS DEEMS IT ADVISABLE AND IS RECOMMENDING THAT OUR MEMBERS APPROVE AND ADOPT THE INCREASE IN AUTHORIZED SHARE CAPITAL.

PROPOSAL NO. 2

AMENDMENT OF CLAUSE 8 OF THE

SECOND AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

(2)	To approve, as a special resolution, an amendment to the Second Amended and Restated Memorandum of Association of the Company whereby Clause 8 thereof shall be deleted in its entirety and replaced with the following (the “Amendment”):

“The authorized share capital of the Company is US$500,300 divided into (i) 4,750,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 250,000,000 Class B Ordinary Shares of a par value of US$0.0001 each, and (iii) 3,000,000 preference shares of a par value of US$0.0001 each (which shall include 2,575,250 shares of Series A Convertible Preferred Stock). The Company has the power, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Act and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.”

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Discussion of Proposal No. 2

An increase in the authorized share capital of the Company requires amending our Second Amended and Restated Memorandum of Association. To that end, the Board of Directors has unanimously adopted a resolution: (i) approving an amendment to Clause 8 of our Second Amended and Restated Memorandum of Association (the “Amendment”) to (a) increase the number of authorized Class A Ordinary Shares by 4,465,000,000 shares, from 285,000,000 Class A Ordinary Shares, par value US$0.0001 each, to 4,750,000,000 Class A Ordinary Shares, par value US$0.0001 each, and (b) increase the number of authorized Class B Ordinary Shares by 235,000,000 shares, from 15,000,000 Class B Ordinary Shares, par value US$0.0001 each, to 250,000,000 Class B Ordinary Shares, par value US$0.0001 each; and (ii) directing that the Amendment be submitted to the Members for approval at the Extraordinary Meeting. The Amendment will not change the number of authorized preference shares.

Under Cayman Islands law, an amendment to our Memorandum of Association requires approval by special resolution of the Members. Upon approval of Proposal No. 2 by the Members, Clause 8 of our Second Amended and Restated Memorandum of Association shall be amended to read as quoted in Proposal No. 2, above.

THE BOARD OF DIRECTORS DEEMS IT ADVISABLE AND IS RECOMMENDING THAT OUR MEMBERS APPROVE AND ADOPT THE AMENDMENT.

Vote Required for Approval

Assuming a quorum as referenced above is reached, the approval of Proposal No. 1 requires an ordinary resolution by the Members under Cayman Islands law, being the affirmative vote of a majority of votes cast by such Members as, being present and entitled so to do, vote in person or by proxy at the Extraordinary Meeting.

Assuming a quorum as referenced above is reached, the approval of Proposal No. 2 requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the Class A Ordinary Shares, the Class B Ordinary Shares, and the Series A Preferred Stock who, being present and entitled to vote at the Extraordinary Meeting, vote in person or by proxy at the Extraordinary Meeting

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Extraordinary Meeting.

Proposal No. 1 and Proposal No. 2 will become effective upon approval of our Members holding Class A Ordinary Shares, Class B Ordinary Shares, and shares of Series A Preferred Stock, voting together.

Board Recommendation

The Board of Directors recommends a vote FOR Proposal No. 1 and FOR Proposal No. 2.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the number of Ordinary Shares beneficially owned by our Directors and Executive Officers as of the Record Date. Except as indicated below, the Members listed possess sole voting and investment power with respect to their shares.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option, or other right. More than one (1) person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days, by the sum of the number of shares outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner.

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Unless otherwise noted below, the address of each person listed on the table is Franklyn House, Daux Road, Billingshurst, West Sussex RH14 9SJ United Kingdom.

	Shares Beneficially Owned
Name of Beneficial Owner	Number		Percentage(1)

Named Executive Officers and Directors:
Kevin Cox	110,780	(2)	0.20%
Michael Lau	10,805,370	(3)	19.53%
Ngai Yu	0		0.00%
Peter Walder	0		0.00%
Yingying Duan	0		0.00%
Binyou Wang	0		0.00%

All Executive Officers and Directors as a group (6 persons)	10,916,150		19.73%

5% Shareholders:
Moonglade Investment Limited(4)	9,756,900		17.97%
Moon Shadow Global Limited(4)(5)	9,756,900		17.97%

(1) Based on 54,176,538 Ordinary Shares issued and outstanding as of July 22, 2026.

(2) Represents 110,780 Class B Ordinary Shares underlying shares of Series A Preferred Stock owned of record by Mr. Cox. Each Class B Ordinary Share is entitled to 50 votes on all matters submitted to the Members for a vote. Does not include any shares held of record by Moonglade Investment Limited, which is owned as to 24.7% by Mr. Cox, because Mr. Cox does not have voting or dispositive power over those shares.

(3) Represents 9,650,000 Class B Ordinary Shares held of record by Moonglade Investment Limited, which is owned as to 69.7% by Moon Shadow Global Limited, 106,900 Class B Ordinary Shares underlying shares of Series A Preferred Stock owned of record by Moonglade Investment Limited, and 1,048,470 Class B Ordinary Shares underlying shares of Series A Preferred Stock owned of record by Mr. Lau. Moon Shadow Global Limited is 100% owned by Mr. Lau, who is also its sole director and who therefore has sole voting and dispositive power over the shares owned of record by Moonglade Investment Limited. Each Class B Ordinary Share is entitled to 50 votes on all matters submitted to the Members for a vote.

(4) Includes 9,650,000 Class B Ordinary Shares owned of record by Moonglade Investment Limited and 106,900 Class B Ordinary Shares underlying shares of Series A Preferred Stock owned of record by Moonglade Investment Limited. Each Class B Ordinary Share is entitled to 50 votes on all matters submitted to the members for a vote. Moonglade Investment Limited’s registered address is 4th Floor, Water’s Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands.

(5) Moon Shadow Global Limited beneficially owns these shares by virtue of its 69.7% ownership of Moonglade Investment Limited. Moon Shadow Global Limited’s registered address is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

There are no arrangements known to us that may at a subsequent date result in a change in control of the Company.

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NASDAQ EXEMPTIONS AND

HOME COUNTRY PRACTICES

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “ENGS.” We make no representation that our Class A Ordinary Shares will continue to trade in the future.

The Nasdaq Capital Market listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq Capital Market. In our listing application, we indicated that we would be following Cayman Islands corporate governance practices. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. Although we are not required to do so under Cayman Islands corporate governance practices, we are following the Nasdaq corporate governance standards with respect to the following:

●	the majority independent director requirement under Section 5605(b)(1) of the Nasdaq listing rules;

●	under Section 5605(d) of the Nasdaq listing rules, our compensation committee is comprised solely of independent directors governed by a compensation committee charter who oversee executive compensation; and

●	under Section 5605(e) of the Nasdaq listing rules, director nominees are to be selected or recommended for selection by either a majority of the independent directors or a nomination committee comprised solely of independent directors, and our nomination committee is composed entirely of independent directors.

In lieu of the Nasdaq corporate governance standards, we are following Cayman Island corporate governance standards in respect of the following:

●	the Shareholder Approval Requirements under Section 5635 of the Nasdaq listing rules; and

●	the requirement under Section 5605(b)(2) of the Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

GENERAL

Other Matters

The Board of Directors does not know of any matters that are to be presented at the Extraordinary Meeting other than those stated in the Notice of Extraordinary Meeting and referred to in this Proxy Statement. If any other matters should properly come before the Extraordinary Meeting, it is the intention of the proxy holder named in the accompanying proxy to vote the Ordinary Shares or the shares of Series A Preferred Stock he represents as the Board of Directors may recommend. Discretionary authority with respect to such other matters is expressly granted by the execution of the enclosed proxy.

By Order of the Board of Directors

Kevin Cox, Chairman of the Board of Directors

July 30, 2026

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